Santiago, Chile

April 29, 2010

Mr. Fernando Coloma Correa
Superintendent
Superintendence of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:	MATERIAL FACT

Dividend approved in Regular Shareholders Meeting of LAN Airlines S.A.

Dear Superintendent:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of the Superintendence of 1989, please be advised that the Regular Shareholders Meeting of LAN Airlines S.A. (LAN), held today, April 29, 2010, approved payment of a final dividend of 49.99932% of the profits from the 2009 fiscal year, equal to US$115,561,579.33, which was proposed by the Board of Directors at its meeting held on April 27th.

The two interim dividends 38 and 39 disclosed and paid previously by LAN, which total an aggregate of US$ 104,662,020.61, are imputed toward this dividend.  Consequently, the actual sum to be paid under the approved dividend is US$10,939,558.72.

In compliance with Circular No. 660 of 1986, I am enclosing Appendix 1 that provides details on this dividend.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange
Valparaíso Brokers Exchange and Securities Exchange
Electronic Exchange of Chile
Risk Rating Commission

FORM 1

DIVIDEND DISTRIBUTION

1.	Identification of the Company and Activity

	1.01	Taxpayer Identification No.:	89.862.200-2
	1.02	Date originally sent:	4/29/2010
	1.03	Company name:	LAN Airlines S.A.
	1.04	Securities registration:	0306
	1.05	Series:	Unique
	1.06	Exchange code:	LAN
	1.07	Identification of activity:	40

2.	Resolution and Amount of Dividend

	2.01	Date of resolution:	4/29/2010
	2.02	Adoption of resolution:	1
	2.03	Dividend amount:	10,939,558.45
	2.04	Type of currency:	US$

3.	Shares and Recipient Shareholders

	3.01	Number of shares:	338,790,909
	3.02	Deadline:	May 14, 2010

4.	Nature of Dividend

	4.01	Type of dividend:	3
	4.02	Fiscal year closing:	12/31/2009
	4.03	Form of payment:	1

5.	Payment of Cash Dividend

	5.01	Cash payment:	0.03229 per share
	5.02	Type of currency:	US$
	5.03	Payment date:	5/20/2010

6.	Optional Payment of Dividends in Shares: This section does not apply.

7.	Observations:

	7.01	The observed dollar exchange rate will be used that is published in the Official Gazette on May 18, 2010.

7.02
The dividend will be paid in the offices of Depósito Central de Valores S.A. located at Huérfanos 770, 22nd floor borough of Santiago, from 10:00 a.m. to 2:00 p.m. on the payment date indicated in 5.03.

7.03	The payment of this dividend will be published in La Tercera of Santiago on May 10, 2010.

7.04	The disclosing company is an open stock corporation.

7.05	The dividend will be paid from the 2009 fiscal year profits.

7.06
The regular shareholders meeting of the reporting company agreed to pay a dividend of 49.99932% on account of 2009 fiscal year profits, equal to US$115,561,579.33.  The two interim dividends 38 and 39 disclosed and paid previously are imputed to this dividend, which total an aggregate of US$104,622,020.61.  Consequently, the amount payable is the amount disclosed in 2.03 (which is the result of subtracting US$104,622,020.61 from US$115,561,579.33).

The information contained in this form is true wherefore I assume the corresponding legal liability.

Alejandro de la Fuente Goic
Vice President of Finance
LAN Airlines S.A.